3AM TECHNOLOGIES, INC.

129 The Queensway,

Barrie, Ontario

Canada L4M 0B1

Telephone: (702) 446-0810

September 30, 2016

VIA EDGAR

Securities and Exchange Commission
100 F. Street, NE
Washington, D.C. 20549-7410

Attention:

Tim Buchmiller, Senior Attorney

Dear Sirs:

Re:

3AM Technologies, Inc. (the “Company”)

Registration Statement on Form S-1

Filed April 1, 2016

File No. 333-210544

Further to the filing of an amended registration statement on Form S-1/A filed by the Company on September 13, 2016 (the “Registration Statement”), the Company writes to you to respond to your letter addressed to the Company and dated April 28, 2016 regarding the Company’s Registration Statement on Form S-1. For your ease of reference, the responses of the Company to your comments are numbered in a corresponding manner:

Prospectus

1.

Please either revise your disclosure throughout the prospectus to comply with the disclosure and procedural requirements of Securities Act Rule 419 or provide us with an explanation of why Securities Act Rule 419 does not apply to your offering.

Response:

The Company does not believe that it is a “blank check company” as described under Rule 419 of the Securities Act of 1933, as amended. Section (a)(2) of Rule 419 under the Securities Act of 1933, as amended (the “Securities Act”), defines a “blank check company” as a company that is issuing penny stock and that is "a development stage company that has no specific business plan or purpose or has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies, or other entity or person." The Company does not believe that is a blank check company subject to the provisions of Rule 419, pursuant to the definition of “blank check Company” under Rule 419.

Specifically, the Company has a business plan relating specifically to its probable business combination with 3AM Enterprises, Inc. for the development of products and services to a wide range of manufacturers and retailers including manufacturers of satellite TV receivers and retailers of audio cables with initial focus of our business will service retailers of cables and printed circuit as described under “Description of Business” in the revised Registration Statement. Further, the Company has never indicated that its business plan is to engage in a merger or acquisition with an unidentified company, entity or person. While the Company is considered a development stage company, as defined in Rule 1-02(h) of Regulation S-X, the Company is not a “blank check company” as it has a specific business plan and its it has no current plans to “engage in a merger or acquisition with an unidentified company,” entity or person as 3AM Enterprises, Inc. has been identified and the Company also has conducted market and competitive research.

We have a specific business plan in that we will continue to our business along with 3AM Enterprises, Inc. for the development of a products and services to a wide range of manufacturers and retailers including manufacturers of satellite TV receivers and retailers of audio cables. We will use the proceeds generated from our shareholders who have committed to fund our short term working capital requirements, with the goal of carrying operations to commence revenue generation.

Although we agree that we are a development stage company, as defined in that Rule 1-02(h), we do not believe we are a blank check company, because we have a specific business plan and are still in our start-up phase of operations.

For the reasons stated above, we believe we are not a blank check company, as contemplated by the provisions of Rule 419, and we should not be considered as such.

We have revised the revised Registration Statement to include the following language:

“We are not a blank check company. Rule 419 of Regulation C under the Securities Act of 1933 defines a “blank check company” as a (i) development stage company that has no specific business plan or purpose or has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies, or other entity or person, and (ii) is issuing a penny stock. Accordingly, we do not believe that our Company may be classified as a “blank check company” because we intend to engage in a specific business plan and do not intend to engage in any merger or acquisition with an unidentified company or other entity.”

Risk Factors, page 6

2.

We note your disclosure that you are a “shell company.” Please enhance your risk factor disclosure to address all of the material risk associated with your shell company status, including the prohibition on the use of Form S-8 by shell companies, enhanced reporting requirements for shell companies, the conditions that must be satisfied before restricted and control securities may be resold in reliance on Securities Act Rule 144 and the potential impact of your shell company status on your ability to attract additional capital.

Response:

The Company has revised the Registration Statement pursuant to the above comment.

3.

We note your disclosure that you intend to acquire 3AM Enterprises, Inc. Please enhance your risk factors to disclose any material risk that may arise from that acquisition such as unknown liabilities.

Response:

The Company has revised the Registration Statement pursuant to the above comment.

Plan of Distribution, page 18

4.

Please revise to disclose how you will inform investors should you elect to extend your offering for an additional 90 days.

Response:

The Company has revised the Registration Statement pursuant to the above comment.

Rule 144 Shares, page 22

5.

Please revise to indicate the limitations on relying on Rule 144 until you meet the requirements of Rule 144(i)(2).

Response:

The Company has revised the Registration Statement to indicate the limitations on relying on Rule 144.

Financial Statements

6.

Please tell us the factors you considered in determining whether your acquisition of 3AM Enterprises is probable, including the probability of you completing a financing in excess of $25,000. Tell us how you considered the guidance in Rules 3-05 and 8-04 of Regulation S-X relating to the need to include financial statements of 3AM Enterprises in this filing. Similarly, tell us how you considered the guidance in Rules 8-05 of Regulation S-X relating to including pro forma information in this filing.

Response:

The Company considered the acquisition of 3am Enterprises as probable due to a variety of factors. First, Simon Gee, President, CEO, CFO and a Director of the Company, is a former high level employee of 3am Enterprises and has a strong professional relationship with current management of 3am Enterprises. Second, the financing of $25,000 is considered relatively small by management of the Company so likelihood of completing the financing is predicted to be likely.

Item 16. Exhibits and Financial Statement Schedules

7.

Please file the form of the subscription agreement that you plan to use in connection with your offering as an exhibit to your registration statement.

Response:

The Company has revised the Registration Statement to include the form of the subscription agreement to be used in connection with the offering.

The Company acknowledges that:

•

the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•

staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•

the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Yours truly,

3AM TECHNOLOGIES, INC.

Per:

/s/Simon Gee

Simon Gee

Director, President and Chief Executive Officer, Chief Financial Officer, Secretary, and Treasurer (Principal Executive Officer, Principal Financial Officer and Principal Accounting Officer)

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